UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Amendment No. ____)* Under the Securities Exchange Act of 1934
Lindblad Expeditions Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

14056V204
(CUSIP Number)

Sven-Olof Lindblad c/o Lindblad Expeditions Holdings, Inc. 96 Morton Street, 9th Floor New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No: 14056V204	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Sven-Olof Lindblad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,125,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,125,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,125,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(a)
14	TYPE OF REPORTING PERSON IN

(a)	The calculation of the foregoing percentage is based on 44,717,759 shares of the Issuer’s Common Stock outstanding on July 8, 2015.

CUSIP No: 14056V204	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Lindblad Expeditions Holdings, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 96 Morton Street, 9th Floor, New York, New York 10014.

Item 2.  Identity and Background.

(a)	Name: This statement is being filed by Sven-Olof Lindblad (the “Reporting Person”).

(b)	Business Address: 96 Morton Street, 9th Floor, New York, New York 10014.

(c)	Principal Occupation or Employment: The Reporting Person’s principal occupation is as the Chief Executive Officer and President of the Issuer, an expedition cruising and adventure travel company.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations.

(e)
Civil Proceedings:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4.  Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person were received by him upon  consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of March 9, 2015 (the “Merger Agreement”), by and among Capitol Acquisition Corp. II, a Delaware corporation (“Capitol”), Argo Expeditions, LLC (“LLC Sub”), a wholly-owned subsidiary of Capitol, Argo Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of LLC Sub, and Lindblad Expeditions, Inc., a New York corporation (“Lindblad”).  Pursuant to the Merger Agreement (a) Merger Sub merged with and into Lindblad with Lindblad surviving as the interim corporation (“Interim Corporation”), (b) Interim Corporation subsequently merged with and into LLC Sub, with LLC Sub surviving as the surviving corporation in such subsequent merger, and (c) holders of equity securities in Lindblad immediately prior to the mergers described in clauses (a) and (b) received cash, shares of Common Stock or a combination of the two in consideration for their equity securities in Lindblad (collectively, the "Mergers").  The Mergers and the other transactions contemplated by the Merger Agreement closed on July 8, 2015 (the "Transaction Closing Date").  The Reporting Person received 14,125,827 shares of Common Stock in consideration for shares of Lindblad common stock owned by him immediately prior to the Transaction Closing Date.  On the Transaction Closing Date, Capitol changed its name to Lindblad Expeditions Holdings, Inc.

CUSIP No: 14056V204	13D	Page 4 of 6 Pages

A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

In connection with the transactions contemplated by the Merger Agreement, Lindblad and National Geographic Society ("National Geographic") amended certain commercial agreements between them to among other things, extend the expiration dates of such agreements and reaffirm the continued effectiveness of such agreements, notwithstanding the Mergers (the "Amendments").  In accordance with the terms of the Amendments, the Reporting Person entered into that certain Call Option Agreement dated as of April 27, 2015, by and among National Geographic, the Reporting Person and Capitol (the “Call Option Agreement”),  which granted to National Geographic the right to purchase from the Reporting Person, for a per share price of $10.00 per share, shares of Common Stock representing five percent (5.0%) of the issued and outstanding shares of Common Stock as of the Transaction Closing Date, adjusted for any outstanding options, warrants and other securities convertible or exchangeable into shares of Common Stock (but excluding options granted under the Issuer's employee stock option plan, 15,600,000 shares issuable upon the exercise of warrants, and 1,250,000 shares of escrowed Common Stock, unless such escrowed shares are released from  escrow, in which case such shares shall be included in the 5% calculation).   The amount of shares of Common Stock beneficially owned by the Reporting Person includes the shares that are subject to the Call Option Agreement.

A copy of the Call Option Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The Reporting Person is also party to a Registration Rights Agreement in respect of the shares of Common Stock he received in the Mergers.  Such rights include two demand registration rights and unlimited “piggy-back” registration rights.  Subject to certain exceptions, the Reporting Peron is restricted from transferring shares of Common Stock received in the Mergers until July 8, 2016.

A copy of the Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

 Item 5.  Interest in Securities of the Issuer.

(a), (b), (c)     The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(d)           None.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No: 14056V204	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description	Included	Issuer’s Form	Filing Date

1	Agreement and Plan of Merger, dated as of March 9, 2015, by and among Capitol Acquisition Corp. II, Argo Expeditions, LLC, Argo Merger Sub, Inc. and Lindblad Expeditions, Inc.	By Reference	8-K	March 10, 2015

2	Call Option Agreement, dated as of April 27, 2015, by and among National Geographic Society, Sven-Olof Lindblad and Capitol Acquisition Corp. II	Herewith

3	Registration Rights Agreement	Herewith

CUSIP No: 14056V204	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2015	/s/ Sven-Olof Lindblad Sven-Olof Lindblad